SHARE PURCHASE AGREEMENT II

                                     between

                               Akila Finance S.A.

                                       and

                                  Triventura AG

       a subsidiary of Jacobs Holding AG, being incorporated (in Grundung)

                                  for Shares in

                                   Adecco S.A.

--------------------------------------------------------------------------------

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                           SHARE PURCHASE AGREEMENT II

between

Akila Finance S.A., 16 rue Jean Pierre Brasseur, L-1258 Luxembourg

                                                      (hereinafter the "SELLER")

and

Triventura AG, a subsidiary of Jacobs Holding AG, being incorporated (in Grundung befindlich), c/o Zehnder, Schatti + Partner AG, Zugerstrasse 76b, 6340 Baar

                                                       (hereinafter the "BUYER")

PREAMBLE

1. Philippe Foriel-Destezet and Klaus J. Jacobs on November 21, 2005 entered into negotiations in respect of the purchase of shares in Adecco S.A. (ISIN CH0012138605) (the "COMPANY") by the Seller and Buyer.

2. In reliance thereon and on the fact that the purchase would be completed, Philippe Foriel-Destezet accepted to resign as Co-Chairman of the Company and Klaus J. Jacobs to be appointed Chairman and Chief Executive Officer (CEO) of the Company on November 21, 2005.

3. The object of this Agreement is for the Seller to sell, and for the Buyer to purchase, 12 million Shares total in the Company (the "SHARES" as defined in Schedule A). It is the Parties' intention that the Shares will be sold and transferred to the Buyer on June 30, 2007 at the latest.

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This being said, the Parties now agree as follows:

1.      PURCHASE AND SALE

        (1) Subject to the realization of the conditions precedent set out in Section 4 below, the Seller as legal and beneficial owner agrees to sell the Shares, free of all liens, charges or other encumbrances, and the Buyer agrees to purchase and pay for the Shares together with all dividends, distributions and other benefits attached to the Shares (to be paid to the shareholders after the Closing Date or the Early Closing Date, as the case may be) at a net purchase price per Share of CHF 63.- for a total consideration of CHF 756 million plus a profit share (the "PURCHASE Price"), being the sum of the constituent items set forth in Schedule B, to be paid cash in immediately available funds.

        (2) Notwithstanding the foregoing, in case of an Early Closing Date, as defined in Section 5 (1) below, the minimum profit share as set out in Schedule B shall be of CHF 72 million.

2.      ESCROW

        (1) Upon Signing of this Agreement, the Parties shall enter into an escrow agreement in the form as attached hereto as Schedule C ("ESCROW Agreement") pursuant to which the Shares are held by an Escrow Agent (as defined in the Escrow Agreement) according to the terms and conditions of the Escrow Agreement.

        (2) Ownership of the Shares, while in escrow, including any dividends, distributions, other benefits and voting rights, shall remain with the Seller. Any such dividends, distributions and other benefits shall not be kept in escrow, but credited directly to the Seller's account up and until the Closing Date or the Early Closing Date.

3.      MERGER CONTROL

        (1) The Buyer shall as promptly as possible after the Signing of this Agreement file notifications for approval of the delivery of the Shares to the Buyer with competition authorities as required by law the "COMPETITION AUTHORITIES", and any of such Competition Authorities herein referred to as a "COMPETITION AUTHORITY").

        (2) The Seller shall assist the Buyer in preparing such notifications.

        (3) If the transactions envisaged in this Agreement are prohibited by a Competition Authority, the Buyer shall generally do its best to have this decision reverted. In particular, the Buyer shall appeal, if necessary and reasonable up to the highest judicial authority, against such prohibition. In the unlikely situation such a negative decision would be confirmed by the appeal jurisdictions, all parts of this Agreement governing the sale and delivery of the Shares and the payment of the Purchase Price (except in respect of any Sections in relation to confidentiality, notices, law and jurisdiction) shall become invalid and unenforceable at the same time when such prohibition is notified upon the Buyer.

        (4) Clearance of the transactions envisaged in this Agreement under the applicable merger control provisions will for purposes of this Agreement also be deemed to have been granted if such clearance is associated with obligations and/or conditions imposed upon the Buyer.

4.      CONDITIONS PRECEDENT

        (1) The obligation of the Buyer and the Seller to proceed with the Closing in order to complete the delivery of the Shares and the payment of the Purchase Price shall each be subject to the satisfaction by the Buyer of the following condition precedent:

                a) Each of the Competition Authorities (i) has notified the Buyer in writing that the conditions for a prohibition of the delivery of the Shares to the Buyer according to the applicable merger control laws of the jurisdiction of the notifying Competition Authority are not fulfilled, or (ii) has cleared the delivery of the Shares to the Buyer according to the applicable merger control laws of the jurisdiction of the respective Competition Authority or, (iii) in the absence of any such notice or clearance decision of a Competition Authority, the Buyer confirms in writing that the delivery of the Shares, in the Buyer's opinion, as confirmed by legal advice of a law firm of international reputation, is deemed to be cleared according to

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                        the applicable merger control laws of the jurisdiction
                        of such Competition Authority.

                b) Each of the competent authorities in Switzerland and - if applicable - UK, France and the United States having confirmed that the transaction contemplated herein does not trigger any mandatory takeover obligation for the Buyer or the Seller.

        (2) The Buyer undertakes to obtain the confirmations referred to under (1) above. The Buyer shall immediately notify the Seller when the conditions precedent set out in Section 4 (1) are fulfilled.

        (3) The Parties shall not proceed with the Closing should the conditions precedent set out in Section 4 (1) not be fulfilled by June 30, 2006 or such other date as may be mutually agreed upon between the Parties.

        (4) Upon notification of Seller by Buyer that the conditions precedent set out in Section 4 (1) are fulfilled, Buyer and Seller shall immediately and concurrently take all necessary steps for the fulfilment of this Agreement according to Section 5 below.

        (5) The Buyer (being in the status of incorporation) shall be entered in the relevant commercial register of any Swiss Canton and the Board of Directors of the Buyer shall immediately upon entry of the relevant commercial register of the relevant Canton formally approve this Agreement with effect as of the date hereof. For the avoidance of doubt this Section 4(5) shall not be a condition precedent.

5.      CLOSING

        (1) Subject to the realization of the conditions precedent set out in Section 4 above, closing will take place in Zurich on June 30, 2007 at the latest or at any other place or on any other date agreed in writing by the Parties (the "CLOSING" and the "CLOSING DATE"). In case the Share price reaches CHF 75 prior to June 30, 2007, the Buyer shall have the right to request from the Seller the immediate transfer of the Shares at the price specified in Schedule B. In this case, the Closing Date shall occur 5 calendar days after written notification of such request by the Buyer to the Seller (the "EARLY CLOSING DATE").

        (2) The Shares purchased hereunder shall be delivered by the Seller to the Buyer, on the Closing Date through the facilities of SIS Sega Intersettle AG, the Swiss securities clearing organisation ("SIS") on the Closing Date. Delivery of the Shares by the Seller will be made by book-entry transfer in the SIS system to a bank account to be notified by Buyer to Seller in due course (but at least five business days before the closing).

        (3) Delivery of Shares by the Seller shall take place against the payment of the Purchase Price by the Buyer pursuant to Section 6 below.

        (4) The Seller may to the extent required develop his best efforts to take all actions within its command that should be or become necessary in order to enable the Buyer to pledge the Shares to an entity designated by the banking entity which financed the Purchase Price as a security for the financing of the Purchase Price.

6.      PAYMENT OF PURCHASE PRICE

                The Purchase Price (determined in its conditions and amounts according to Schedule B) shall be paid by the Buyer against delivery of the Shares to an account which will be notified by Seller at least five business days before the Closing.

7.      UNDERTAKINGS

        (1) Each Party agrees that it may provide, to the extent required, reasonable assistance to the other for the purpose of the execution of any legally required deeds, documents, acts and things as such Party may from time to time reasonably require or as otherwise may be reasonably necessary to give full effect to this Agreement. Each Party agrees to diligently comply with its obligations to divulge information about the transaction contemplated herein in regard to Stock Exchange Filings in Switzerland and - if applicable -, France, UK and the USA.

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        (2)     The Buyer undertakes to submit to the Seller's prior approval any material communication or notification sent to any Competition Authority in relation to this transaction. By material communication or notification, the Parties mean any communication or notification which contains confidential information about the Seller and/or its beneficial owner. In addition, the Buyer shall promptly inform the Seller of any important communication and in any case all notification to or from a Competition Authority in relation to this transaction, and provide the Seller with a copy of such communication or notification, as the case may be after having blanked out information which is confidential for the Buyer, its related companies and the Company. Upon request of the Seller, the Buyer undertakes to inform the Seller about the status and progress of any pending or intended notification proceedings.

        (3) It is the intention of the Parties that the delivery of the Shares and the payment of the Purchase Price be effectively completed. The Parties undertake to develop their best efforts to find alternative solutions, acceptable for both Parties, to this effect should the Closing not take place for a reason or another.

8.      EXPENSES

        The Seller and the Buyer shall bear their own taxes, own legal costs (if any) and all their other out-of-pocket expenses (if any).

9.      REPRESENTATIONS AND WARRANTIES

        (1) The Seller represents and warrants to the Buyer as at the Signing and Closing Date that:

                (a) This Agreement has been duly authorized and signed by the Seller and constitutes a valid and legally binding agreement of the Seller enforceable against the Seller in accordance with its terms;

                (b) All relevant corporate consents or approvals necessary for the execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions herein contemplated have been obtained or made and are in full force and effect; and the Seller has full right, power and authority to enter into this Agreement and to perform its obligations hereunder including to sell, assign, transfer and deliver the Shares to be sold hereunder;

                (c) The compliance by the Seller with all of the provisions of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, the Seller's articles of association or equivalent constitutive documents, if any, of the Seller, any resolution or authorization of the Seller's board of directors, any agreement or instrument to which the Seller is a party or by which the Seller is bound, or any applicable statute or any order, rule or regulation (including regulations on insider dealing) of any court or governmental agency or body having jurisdiction over the Seller or the property or assets of the Seller;

                (d) The Seller has, and immediately prior to the Closing Date will have, good and valid title to the Shares free and clear of all liens, encumbrances, equities or claims; and upon delivery of the Shares pursuant to this Agreement good and valid title to the Shares, free and clear of all liens, encumbrances, equities or claims will pass to the Buyer;

        The Seller undertakes to the Buyer that it will forthwith notify the Buyer of any material change affecting any of the above warranties (assuming them to have been repeated at the time of the change) at any time before payment of Purchase Price.

        To the extent permitted by law, any further claims and remedies for warranties (Gewahrleistung) are hereby expressly waived and excluded other than explicitly provided for under this Section 9 (1). For the avoidance of doubt, the Seller makes no representation and gives no warranty in respect of the Company.

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        (2)     The Buyer represents and warrants to the Seller as at the
                Signing and Closing Date that:

                (a) This Agreement has been duly authorized and signed by the Buyer and constitutes a valid and legally binding agreement of the Buyer enforceable against the Buyer in accordance with its terms;

                (b) The Buyer made all filing and has, or will as of the Closing Date have, obtained all consents, concessions, approvals, authorizations and orders, governmental, corporate, judicial or other, if any, each time in respect of both the Buyer, necessary for the execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions herein contemplated and are in full force and effect; and the Buyer has full right, power and authority to enter into this Agreement and to perform its obligations hereunder including to purchase the Shares to be sold hereunder.

                (c) The transaction under this Agreement can be closed as of the Closing Date without any competition law risks for the Seller.

                (d) There are neither directly nor indirectly adverse financial consequences for the Seller under any merger control laws and mandatory take over bid laws in relation to the transactions contemplated in this Agreement.

                (e) The compliance by the Buyer with all of the provisions of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, the articles of association or equivalent constitutive documents of the Buyer, any resolution or authorization of the Buyer's boards of directors (or equivalent governance bodies) or stockholders, any agreement or instrument to which the Buyer is a party or by which the Buyer is bound, or any statute or any order, rule or regulation (including regulations on insider dealing) of any court or governmental agency or body having jurisdiction over the Buyer or the property or assets of the Buyer;

        The Buyer undertakes to the Seller that it will forthwith notify the Seller of any material change affecting any of the above warranties (assuming them to have been repeated at the time of the change) at any time before payment of the Purchase Price.

        To the extent permitted by law, any further claims and remedies for warranties (Gewahrleistung) of the Buyer are hereby expressly waived and excluded other than explicitly provided for under this Section 9(2).

        (3) Each Party (the "INDEMNIFYING PARTY") hereby undertakes to indemnify the other Party, its beneficial owner, members of the Board of Directors, Officers and employees (each an "INDEMNIFIED PARTY") against any direct losses, liabilities, damages, costs, charges, expenses (including reasonable legal fees) which any of them may incur at the exclusion of any consequential or indirect damages (the "INDEMNIFIED DAMAGES"), which are suffered or incurred by the Indemnified Party as a result of a breach of any of the representations and/or warranties of the Indemnified Party under this Agreement. The liability of the Buyer and the Seller under this Section 9 (3) shall be limited to 35% to the Purchase Price according to Schedule B 1 (a) and 1 (b).

        (4) In addition to the Buyer's indemnity obligations for Indemnified Damages under Sections 9 (3) and (5), the Buyer undertakes to indemnify, defend, protect and hold harmless the Seller, its beneficial owner, its members of the Board of Directors, Officers and employees (each an "INDEMNIFIED PARTY FOR MERGER CONTROL DAMAGES"), from and against any and all liabilities, claims, counterclaims, damages, actions, suits, proceedings, losses, costs and expenses (including without limitation any court costs, reasonable attorneys' fees, reasonable experts' fees, fines, penalties and interest) incurred by any of them (the "INDEMNIFIED MERGER CONTROL DAMAGES") as a result of or in relation to any breach of, misrepresentation, or inaccuracy in the representations and/or warranties of the Buyer set forth in Sections 9 (2) (b), (c) and (d), unless such INDEMNIFIED MERGER CONTROL DAMAGES have been caused

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                by the failure of the Indemnified Party for Merger Control
                Damages to comply with reasonable request of the Buyer under
                Section 7 (1) and/or authorities.

                The Buyer undertakes to promptly pay to the Seller the full amount of any such Indemnified Merger Control Damages actually incurred by any Indemnified Party for Merger Control Damages within thirty (30) days following delivery of a written demand by the Seller to such effect to the Buyer accompanied by such information and documentation as may be reasonably necessary to identify such Indemnified Merger Control Damages, it being understood that, even if incurred, the Seller shall (with the consent of the Buyer which shall not be unreasonably withheld by the Buyer) take reasonable actions to oppose any fines imposed by a Competition Authority.

        (5) In addition to the Buyer's indemnity obligations under Sections 9 (3) and (4) for Indemnified Damages and Indemnified Merger Control Damages, the Buyer undertakes to indemnify the Seller as well as any other Indemnified Party and/or Indemnified Party for Merger Control Damages against any fines, liabilities, costs, charges, expenses (including reasonable legal fees) imposed on any of them by any authority whether as the result of the structuring of the transaction as contemplated in Preamble 1 above or otherwise, including in particular fines which might be imposed on the Seller, its beneficial owner, members of the Board of Directors, Officers and employees, as the result of a lack of receipt of all required authorizations from the competition authorities or other governmental bodies before completion of the transaction, unless such INDEMNIFIED MERGER CONTROL DAMAGES have been caused by the failure of the Indemnified Party for Merger Control Damages to comply with reasonable request of the Buyer under Section 7 (1) and/or authorities.

10.     PRESS RELEASES

        Each Party shall submit to the other Party any press release about this Agreement or the transaction contemplated herein prior to its divulgation for information only.

11.     Assignment

        The Seller shall have the right at any time prior to the Closing to transfer and assign this Agreement with all its rights and obligations to a wholly owned subsidiary of the Seller (the Assignee), in which case, and without the consent or involvement of the Buyer, the Assignee shall be considered as a Party to this agreement as of the date of signing and the Seller shall be discharged from its obligations hereunder. The Buyer shall be notified of any such assignment and shall agree to a concurrent release under the Escrow Agreement subject to the Assignee entering into an escrow agreement in the same form and content with the Buyer. Any cost and tax risk shall be borne by the Seller and/or Assignee as well as any impact on merger control notification which Buyer has already been made.

12.     LAW AND ARBITRATION

        (1) This Agreement is governed by Swiss substantive law, to the exclusion of principles on the conflict of laws.

        (2) Any dispute between the Parties arising out of this Agreement regarding its interpretation, performance, validity, termination and, in general, all the obligations provided herein which cannot be amicably settled among the Parties shall be submitted to the jurisdiction of a panel of three arbitrators in accordance with and subject to the Rules of Arbitration of the International Chamber of Commerce, Paris, then in force. The arbitrators will be appointed pursuant to such rules. The arbitration will take place in Geneva, Switzerland, in English language. The cost of any arbitration proceeding will be assessed against the unsuccessful Party and the arbitrators will be required to make such cost part of any ruling issued by them.

13.     NOTICES

        (1) Any notice or notification in any form to be given under this Agreement may be delivered in person or sent by telex, facsimile or

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                telephone (subject in the case of a communication by telephone to confirmation by telex or facsimile) addressed to:

                in the case of the Seller

                Stephan Schaechterle, Akila Finance S.A., 16 rue Jean Pierre Brasseur; L - 1258 Luxembourg with a copy to Pit Reckinger, Elvinger, Hoss & Prussen, Avocats, 2 Place Winston Churchill, L - 2014 Luxembourg

                in the case of the Buyer

                Dr. Rita Bose, c/o Jacobs Holding AG, P.O. Box, 8034 Zurich, Switzerland with a copy to Dr. Christian Jacobs, White & Case, Jungfernstieg 51, 20354 Hamburg

                Any such notice shall take effect, in the case of delivery, at the time of delivery and, in the case of telex or facsimile, at the time of dispatch.

        (2) Any Party may change the address to which notices, requests, demands or other communications to such Party shall be delivered or mailed by giving notice thereof to the other Party hereto in the manner provided herein.

14.     MISCELLANEOUS

        Should any provision of this Agreement be or become partly or entirely invalid or unenforceable this shall not affect the validity of the remaining provisions. The Parties shall replace the partly or entirely invalid or unenforceable provision by a valid or enforceable provision that reaches the Parties' original economic intent and purpose with regard to such partly or entirely invalid or unenforceable provision. The same applies in the event of gaps of this Agreement; the Parties shall in such event implement provisions into this Agreement closing the respective gap.

Schedules:

Schedule A:  Shares
Schedule B:  Purchase Price
Schedule C:  Escrow Agreement


Place, Date: 05.12.05 Luxembourg

Akila Finance S.A.

/s/ Philippe Foriel-Destezet
-----------------------------------
Philippe Foriel-Destezet

Triventura AG, being incorporated (in Grundung befindlich)

Place, Date: Luxembourg 05.12.05

/s/ Andreas Jacobs                            /s/ Conrad Meyer
-----------------------------------           ----------------------------------
Andreas Jacobs                                Conrad Meyer

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                                   SCHEDULE A

                                     SHARES

1.      The Shares shall be:

        12,000,000 (twelve million) ordinary registered shares with a nominal value of CHF 1.00 each of Adecco S.A. (ISIN CH0012138605)

2. It is the intention of the Parties, in case of change of share capital structure or upon the occurrence of an event having a diluting or concentrative effect on the number or nominal price of the Shares, including but not limited to the exchange of shares, split, merger or change of number of outstanding shares of the Company, between Signing and Closing of this Agreement, the number of Shares or the price per share to be sold by the Seller to the Buyer shall be adapted in due proportion according to the "like for like principle" and recognized and generally applicable market practice. Each Party shall have the right to revert to the auditors of the Company or, with the agreement of the other Party, to any other investment bank of prime quality and international reputation to determine the adjustment of the number of Shares or the price per share to take place in accordance with such recognized and generally applicable practice.

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                                   SCHEDULE B

                                 PURCHASE PRICE

1.      The Purchase Price shall be calculated as follows:

        (a)     Number of the Shares (12,000,000)

                multiplied by

                the Share Price of CHF 63.--

                equaling to CHF 756 million (Swiss Francs seven hundred and fifty-six million)

        plus

        (b) Profit share: 50% of the upside on the 12 million Shares, calculated as 50% of the differential value between:

                (i) the average of the Company's official closing prices in CHF on each of the last five trading days of SWX, prior to Closing Date, i.e. June 30, 2007 at the latest; and

                (ii)    CHF 63.-

        In case of an Early Closing Date, the minimum profit share shall be of CHF 72 million.

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                                   SCHEDULE C

                                ESCROW AGREEMENT

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